September 28, 2016

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

AD Office 11

100 F Street, N.E.

Washington, D.C. 20549

Re:	Helios and Matheson Analytics Inc.
Registration Statement on Form S-3
Filed on July 15, 2016 and amended on September 22, 2016
File No. 333-212550

Dear Mr. Spirgel:

Helios and Matheson Analytics Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 4:00 p.m., Eastern time, on September 30, 2016 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1)     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)     the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)     the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HELIOS AND MATHESON ANALYTICS INC.

By:	/s/ Parthasarathy Krishnan
Parthasarathy Krishnan, Chief Executive Officer